UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________.

Commission file number: 0-26483

A. Full title of the plan and the address of the plan, if different from the issuer named below:

VaxGen, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VaxGen, Inc.

1000 Marina Boulevard, Suite 200

Brisbane, California 94005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of VaxGen, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of VaxGen, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mah & Associates, LLP

San Francisco, California

June 8, 2005

VAXGEN, INC. 401(K) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003

ASSETS:
Investments, at fair value:
Mutual funds	$3,739,379	$2,545,471
Company stock	2,133,449	794,463
Participant loans	84,307	31,187
Total Investments	5,957,135	3,371,121

Contribution Receivable:
Employer match	301,722	172,203
Other receivable	625	980

Cash	5,106	1,606

Total assets	$6,264,588	$3,545,910

LIABILITIES:
Other Payable	1,395	16

Total liabilities	$1,395	$16

Net assets available for benefits	$6,263,193	$3,545,894

The accompanying notes are integral parts of these financial statements.

VAXGEN, INC. 401(K) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2004
ADDITIONS:

Investment income:
Interest	$8,915
Net realized and unrealized gains on investments	1,450,476

Total investment gains	1,459,391

Contributions:
Cash:
Participant	1,219,559
Employer match	301,489
Rollover	105,034
Non-Cash:
Employer match (stock)	292,299

Total contributions	1,918,381

Total additions	3,377,772

DEDUCTIONS:

Distributions to participants	659,945
Fees	528

Total deductions	660,473

Net increase	2,717,299

Net assets available for benefits:
Beginning of year	3,545,894

End of year	$6,263,193

The accompanying notes are integral parts of these financial statements.

VAXGEN, INC. 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE PLAN

General

The following description of the VaxGen, Inc. 401(k) Retirement Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan with a 401(k) feature and was established, effective January 1, 1997, by VaxGen, Inc. (“VaxGen” or “the Company”) for the benefit of its eligible employees. Employees are eligible to participate in the Plan upon completion of one hour of service to the Company and attainment of age 21. Eligible employees may invest pre-tax dollars, which are eligible for matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Trustees

Certain officers of the Company serve as the trustees of the Plan.

Participant Contributions

Participants may contribute up to 100% of their annual compensation (as defined in the Plan document) up to a specified maximum of $13,000 and $12,000 in 2004 and 2003, respectively. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Administrator. Participants aged 50 and older are permitted to make an additional catch-up deferral contribution up to $3,000 for the 2004 Plan year. The 2004 total contribution limitation amount is exclusive of any allowed catch-up contributions.

Company Contributions

Participants who make salary deferral contributions receive matching contributions each calendar-year quarter in accordance with the following formula: an amount equal to 100% of each participant’s salary deferral contribution up to 3% of such participant’s compensation (as defined in the Plan document) and 50% of the participant’s salary deferral contribution for the next 2% of such participant’s compensation. VaxGen may make matching contributions in the form of VaxGen common stock or cash.

During 2004, the Company’s registration statement relating to the issuance of stock pursuant to the matching provisions of the Plan became ineffective because the Company did not file periodic financial statements with the Securities and Exchange Commission.  Therefore, the Company currently cannot issue new stock and matching contributions for the third and fourth quarters of fiscal year 2004 are recorded as receivables as of December 31, 2004 (see Subsequent Events for further details).

Vesting

Participants are immediately vested in their salary deferral contributions and matching contributions as well as actual earnings thereon.

Investment Options

Each participant may direct the investment of his or her contributions to any available investment funds of the Plan (or any combination thereof). Participants may change their investment elections among the Plan investment funds on any business day.

Participant Accounts

An account is maintained on behalf of each participant by the recordkeeper. On each business day, each participant’s account is adjusted for any earnings, gains, losses, contributions, withdrawals and loans attributable to such participant in order to obtain a new valuation of each participant’s account.

Participant Loans

Participant loans are permitted under the Plan. Loan balances are maintained separately from the other investment funds. A loan to a participant must be at least $1,000 and cannot exceed the lesser of a) $50,000 or b) 50 percent of the participant’s vested account balance at the time of the loan. Participant loans are only available in accordance with the conditions defined in the Plan agreement.

Payment of Benefits

A participant becomes eligible to receive vested benefits upon the earlier of reaching age 59-1/2, disability, death, hardship or termination of service as defined in the Plan. Distributions will be made in the form of a lump-sum payment. Upon death of the participant, the full value of the participant’s account will be distributed to the designated beneficiary or to the participant’s estate if no beneficiary has been named. At December 31, 2004, the assets of the Plan included $3,445 allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid.

Plan Termination

Although it has not expressed any intent to do so, VaxGen has the right under the Plan to amend and terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and non-forfeitable. No plan assets may revert to VaxGen.

Administration of the Plan

The Company is the plan sponsor, as defined by ERISA. The trustees are the fiduciaries responsible for the general operation and administration of the Plan as well as the management and control of Plan assets. During 2004, the Company’s Board of Directors approved a change in trustees due to the termination of service of certain of the former trustees.

Prior to December 3, 2004, various investment managers served as custodians of the Plan assets. Effective December 3, 2004, Wachovia Bank became the custodian of the Plan assets. Pension Dynamics Corporation provides recordkeeping services with respect to the Plan. The Company pays for the administrative expenses of the Plan.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair market value at year-end. Investments in mutual funds are valued at the last quoted price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value. VaxGen common stock is valued at the quoted closing market price on the last business day of the year.

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Risks and Uncertainties

The Plan provides for investment options in various long-term, index and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Financial Investments with Off-Balance Sheet Risk

As of and during the years ended December 31, 2004 and 2003, the Plan held no direct investments in derivatives.

Reclassifications

Certain reclassifications have been made to the prior year financial statements in order to conform to the current year presentation.

(3) INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2004		2003
Janus Balanced Fund	$—		$302,663
Janus Olympus Fund	—		177,674
Janus Twenty Fund	—		235,076
Janus Worldwide Fund	—		178,179
Dreyfus Short Term Income	—		206,047
Dreyfus Basic S&P 500 Stock Fund	—		442,203
Dreyfus Money Market Reserves	—		600,758
Vanguard 500 Index	608,460		—
Vanguard Prime Money Market	941,280		—
Dodge & Cox Balanced Fund	479,078		—
American Amcap R4 Fund	343,508		—
VaxGen, Inc. Common Stock	2,133,449	*	794,463	*

* Nonparticipant-directed investments

During 2004, the Plan’s assets appreciated in value by $1,450,476. This appreciation included net gains and losses on investments bought, sold and held during the year, as follows:

December 31, 2004
Mutual funds	$297,437
Common stock	1,153,039
$1,450,476

(4) NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2004	2003

Net Assets:
VaxGen, Inc. common stock	$2,133,449	$794,463

Year ended December 31, 2004
Change in Net Assets:
Net assets available for benefits at beginning of year	$794,463
Contributions received	461,027
Net appreciation	1,153,039
Benefits paid to participants	(275,080)

Net assets available for benefits at end of year	$2,133,449

(5) INCOME TAX STATUS

The Company received a favorable determination letter from the IRS dated December 17, 2004, stating that the Plan, as amended and restated, meets the requirements of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC.

(6) RELATED PARTY TRANSACTIONS

The Plan invests in VaxGen common stock and these transactions qualify as party-in-interest transactions under the ERISA regulations. The Company contributed $292,299 in its common stock to the Plan during fiscal year 2004.

(7) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements for the year ended December 31, 2004 to Form 5500:

Net assets available for benefits per the financial statements	$6,263,193
Deemed distribution to withdrawing participants at December 31, 2004	(3,445)
Net assets available for benefits per the Form 5500	$6,259,748

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2004 to Form 5500:

Distributions to participants per the financial statements	$659,945
Deemed distribution to withdrawing participants at December 31, 2003	(25,742)
Deemed distribution to withdrawing participants at December 31, 2004	3,445

Distributions to participants per the Form 5500	$637,648

(8) SUBSEQUENT EVENTS

In the past, the Company made matching contributions primarily in common stock. However, currently the Company cannot issue new stock. Therefore, in 2005, the Company determined that, until such time as a new registration statement is declared effective, matching contributions would be made to the Plan in cash. The matching contribution receivable as of December 31, 2004 was paid in cash in 2005. Per the Plan document, the Company is permitted to make matching contributions in the form of cash or stock.

The value of the Company’s common stock, which represents a significant portion of the total Plan assets, declined significantly subsequent to December 31, 2004. As of May 31, 2005, the market value of VaxGen’s common stock declined 41.5% as compared to December 31, 2004, as traded over-the-counter on the Pink Sheets.

VaxGen, Inc. 401(k) Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2004

EIN: 94-3236309

Plan: #001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	MUTUAL FUNDS:
	American	Amcap R4 Fund	**	$ 343,508
	American	World Growth & Income R4 Fund	**	262,458
	Dodge & Cox	Balanced Fund	**	479,078
	Gabelli	Global Tellcom Fund	**	155,466
	Vanguard	500 Index Fund	**	608,460
	Vanguard	Healthcare Fund	**	245,451
	Vanguard	Short-Term Bond Index Fund	**	101,972
	Vanguard	Strategic Equity Fund	**	312,510
	Vanguard	U.S. Value Fund	**	289,196

	MONEY MARKET FUNDS:
	Vanguard	Prime Money Market	**	941,280

	COMMON STOCK:
*	VaxGen	Common Stock	$ 892,902	2,133,449

	PARTICIPANT LOANS	4.75% - 6.05%; terms of 1-15 years	—	84,307

Total Investments				$ 5,957,135

*	Indicates party-in-interest to the Plan.

**	Cost information is not provided, as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

VaxGen, Inc. 401(k) Retirement Plan

Date: June 29, 2005	/s/ PIERS WHITEHEAD
Piers Whitehead
Vice President, Corporate & Business Development and
Trustee of the VaxGen, Inc. 401(k) Retirement Plan

Date: June 29, 2005	/s/ ERIN M. ELLIOTT
Erin M. Elliott
Senior Director, Human Resources and
Trustee of the VaxGen, Inc. 401(k) Retirement Plan

EXHIBIT INDEX

Number	Exhibit

23	Consent of independent registered public accounting firm